SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

AMENDED AND RESTATED

FORM U-57
NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed Under Section 33(a) of
The Public Utility Holding Company Act of 1935, as amended

GAS NATURAL DEL NOROESTE, S.A. de C.V.
(Name of Foreign Utility Company)

by

Kinder Morgan, Inc.
(formerly named K N Energy, Inc.)
(Name of filing company)

500 Dallas Street, Suite 1000
Houston, Texas 77002

Kinder Morgan, Inc. hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 for the purpose of notifying the Commission that Gas Natural del Noroeste, S.A. de C.V. ("Gas Natural") is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act, and hereby claims for Gas Natural the status as a FUCO under the Act.  This filing amends and restates the filing on Form U-57 made under the name "K N Energy, Inc." on September 2, 1999, File No. 073-00127.  The purpose of this filing is to (i) delete the certification of the Railroad Commission of Texas (Kinder Morgan, Inc. no longer owns or operates natural gas distribution facilities in Texas which are subject to retail rate gas regulation in Texas) and (ii) add a Section 33 certification from the Nebraska Public Service Commission, which began in 2003 to regulate Kinder Morgan, Inc.'s retail gas operations in Nebraska.

Gas Natural does not derive and will not derive any part of its income, directly or indirectly, from (i) the generation, transmission or distribution of electric energy for sale within the United States or (ii) the distribution at retail of natural or manufactured gas for heat, light or power within the United States.  Gas Natural has no subsidiaries.

ITEM 1

State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the  generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

Name and Business Address:

Gas Natural del Noroeste, S.A. de C.V.
Boulevard Antonio Quiroga No. 100
Col. El Llano
Hermosillo, Sonora
Mexico  83210

Description of Facilities:

Gas Natural holds a thirty-year concession to build, own and operate a natural gas distribution system to serve a franchise territory of approximately 750,000 people in the City of Hermosillo and the Guaymas/Empalme area of Sonora, Mexico.  Gas Natural had 15,528 residential, commercial and industrial customers at July 15, 2005.

Ownership:

Gas Natural has two shareholders:

•

K N Energy International, Inc., a direct wholly owned subsidiary of Kinder Morgan, Inc., holds 72 percent of the outstanding voting securities of Gas Natural.

•

Kinder Morgan, Inc. holds 28 percent of the outstanding voting securities of Gas Natural.

ITEM 2

State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and  the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

The only domestic associate or affiliate public utility company of Gas Natural is Kinder Morgan, Inc. The amount of Kinder Morgan, Inc.'s investment in Gas Natural, as of December 31, 2004, is $27.6 million. Such amount is approximately 4/10 of one percent of Kinder Morgan, Inc.'s outstanding total capitalization, and together with all other similar outstanding transactions does not exceed five percent of the outstanding total capitalization of Kinder Morgan, Inc.

The certifications of the Wyoming Public Service Commission, the Colorado Public Utilities Commission and the Nebraska Public Service Commission, as required under Section 33 of the Act, are attached hereto as Exhibit A.

* * * * * *

The Commission is requested to mail copies of all correspondence relating to this Notification to:

Joseph Listengart Kinder Morgan, Inc. 500 Dallas Street, Suite 1000 Houston, Texas 77002 (713) 369-9000	Gary W. Orloff, Esq. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002-2770 (713) 221-1306

Timothy Michael Toy, Esq. Bracewell & Giuliani LLP 1177 Avenue of the Americas New York, New York 10036-2714 (212) 508-6118

SIGNATURE

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

GAS NATURAL DEL NOROESTE, S.A. de C.V.

By:   /s/ Joseph Listengart
Name:  Joseph Listengart

Title:  Secretary and Director

Exhibit A

[THE STATE OF WYOMING PUBLIC SERVICE COMMISSION Letterhead]

October 20, 1997

Mr. Jonathan G. Katz
Secretary Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:

Securities and Exchange Commission file no. _____
Request for PUHCA Section 33(a)(2) Certification

Dear Mr. Katz:

The Wyoming Public Service Commission (Commission) has been informed by KN Energy, Inc. (KNE), a Kansas corporation, that it has advised the Securities and Exchange Commission that it and its affiliates intend to enter into a transaction whereby they will engage in the construction, ownership and operation of a natural gas distribution facility in the city of Hermosillo, State of Sonora, pursuant to a franchise granted by the federal government of Mexico.

In connection with such activities, KNE has requested that the Commission provide you with the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. Sections 79, et seq.) which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

As the state utility regulatory Commission having jurisdiction over the retail gas rates of KNE and its wholly-owned subsidiary, Northern Gas Company (NGC), the Commission hereby certifies that it (i) has the authority and resources to protect the ratepayers of KNE and NGC subject to its jurisdiction, and (ii) intends to exercise such authority.

This certification is intended to be applicable with respect to the above-described transaction and such other foreign utility company ventures in which KNE or its future or current affiliates may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn as to any future acquisitions, and provided that KNE does in the future, as it has represented to the Commission that it will, provide the Commission with timely prior notice of any such other foreign utility company ventures.

Yours very truly,

/s/ Stephen G. Oxley

STEPHEN G. OXLEY
Secretary and Chief Counsel

xc:

Office of Public Utility Regulation
Securities and Exchange Commission  450 Fifth Street
Washington, DC  20549
Assistant General Counsel, KN Energy, Inc.

[STATE OF COLORADO PUBLIC UTILITIES COMMISSION Letterhead]

October 21, 1997

Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Katz:

K N Energy, Inc. (KNE), a Kansas corporation, advised the Securities and Exchange Commission that KNE and its affiliates intend to enter into a transaction whereby they will engage in the construction, ownership, and operation of a natural gas distribution facility in the city of Hermosillo, State of Senora, pursuant to a franchise granted by the federal government of Mexico.

In connection with such activities, KNE requested the Colorado Public Utilities Commission (CPUC) to provide you the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79, et seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

As the State Commission having jurisdiction over the retail gas rates of KNE and its wholly-owned subsidiary, Rocky Mountain Natural Gas Company (RMNG), the CPUC hererby certifies that it:

(i.)

has the authority and resources to protect the ratepayers of KNE and RMNG subject to its jurisdiction, and

(ii.)

intends to exercise such authority.

This certification is intended to be applicable with respect to the above-described transaction and such other foreign utility company ventures in which KNE or its future or current affiliates may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn as to any future acquisitions. KNE has reprsented that it will timely inform the CPUC of any other foreign utility companies.

Very truly yours,

/s/ Bruce N. Smith

Bruce N. Smith
Director

cc:

Office of Public Utility Regulation
Securities and Exchange Commissin

K N Energy, Inc.

[NEBRASKA PUBLIC SERVICE COMMISSION Letterhead]

July 22, 2005

Mr. Jonathan G. Katz, Secretary
Secretary Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

RE:  Form U-57 for Gas Natural Del Noroeste, S.A. de C.V. by K N Energy, Inc.

Dear Mr. Katz:

Kinder Morgan, Inc. (KMI), a Kansas corporation, has entered into a transaction whereby it will engage in the construction, ownership, and operation of a natural gas distribution facility in the city of Hermosillo, State of Senora, pursuant to a franchise granted by the federal government of Mexico.

In connection with such activities, KMI requested the Nebraska Public Service Commission (NPSC) to provide you the certification required by Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79, et seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

As the State Commission having jurisdiction over the retail gas rates of KMI in Nebraska pursuant to Nebraska Revised Statutes Section 66-1801 et seq., the NPSC hereby certifies that it:

(i.)

has the authority and resources to protect the ratepayers of KMI subject to its jurisdiction, and

(ii.)

intends to exercise such authority.

This certification is intended to be applicable with respect to the above-described transaction and such other foreign utility company ventures in which KMI or its future or current affiliates may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn as to any future acquisitions, and provided that KMI does in the future, as it has represented that it will, timely inform the NPSC of any foreign utility companies.

Sincerely,

/s/ Laura K. Demman

LAURA K. DEMMAN
Secretary and Chief Counsel
Natural Gas Department

cc:

Office of Public Utility Regulation, Securities and Exchange Commission
Kinder Morgan, Inc.
Steve Bruckner